Exhibit 99.1

Medigus Announces Nasdaq Listing and Commencement of Trading

OMER, Israel, May 20, 2015 – Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that it has listed and begun trading American Depositary Receipts (ADRs) on the Nasdaq Capital Market under the ticker symbol “MDGS.”

The Bank of New York Mellon is serving as depositary for the ADRs and each ADR represents 100 ordinary shares of the Company. Ordinary shares will continue to trade on the Tel Aviv Stock Exchange under the symbol "MDGS."

“We’re extremely pleased to be listed on the Nasdaq Stock Market – an important step in our overall corporate development strategy as we look to build awareness of Medigus within the U.S. investment community and expand our presence in the U.S. market,” said Chris Rowland, Chief Executive Officer of Medigus. “This listing adds to many recent milestones for Medigus, including the completion of several procedures using the MUSE™ system performed in front of large physician audiences in leading GI/Surgical congresses.  In addition, we have a new peer review article recently published in the journal of Surgical Endoscopy.  Finally, the recent recommendation for the creation of a new Category 1 CPT code from the American Medical Association represents an important step in establishing coverage in the United States for our trans oral GERD procedure.”

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are  “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

MEDIA CONTACT:
Chantal Beaudry/Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com